

July 29, 2022

Rom Papadopoulos
Chief Financial Officer
Viveon Health Acquisition Corp.
c/o Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road, Suite 200
Norcross, GA 30092

> **Re: Viveon Health Acquisition Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39827**

Dear Mr. Papadopoulos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 15. Exhibits and Financial Statement Schedules
Exhibits No. 31.1 and 31.2, page 37

1. This annual report is your second annual report under Section 13(a) or 15(d) of the Exchange Act. The Section 302 certifications provided continue to omit paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please provide corrected certifications in an amended filing that contains only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Please consider the guidance of Regulation S-K Compliance and Disclosure Interpretations Question 246.13.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at (202) 551-3761 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences